UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 April 2011

Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  'Annual Information Update'

CRH plc

ANNUAL INFORMATION UPDATE ("AIU")

CRH plc (the "Company") published its Annual Report on 31st March 2011.  This annual information document has been prepared by the Company in accordance with the provisions of Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) and has been submitted to the Irish Stock Exchange for filing with the Central Bank of Ireland in accordance with the provisions of the Prospectus Rules issued by the Central Bank of Ireland. The Company is also publishing the AIU via a Regulatory Information Service today and making it available in the Investor Relations section of its website, www.crh.com, under News & Events.

List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release.  This includes all announcements and filings made under the rules of the Irish Stock Exchange and the UK Listing Authority.  This also includes all Companies Registration Office filings during the period, which are listed separately from the market filings.

(i) Regulatory announcements and filings made to the Irish Stock Exchange and UK Listing Authority via a Regulatory Information Service

20-Apr-10	Annual Information Update
22-Apr-10	Transaction in Own Shares
23-Apr-10	Holding(s) in Company
29-Apr-10	Transaction in Own Shares
29-Apr-10	2009 Final Dividend - Scrip Alternative
30-Apr-10	Total Voting Rights
05-May-10	Interim Management Statement
05-May-10	Directorate Change
05-May-10	Result of AGM
06-May-10	Transaction in Own Shares
11-May-10	Director/PDMR Shareholding
13-May-10	Transaction in Own Shares
20-May-10	Transaction in Own Shares
25-May-10	Management Changes
26-May-10	Director Declaration
27-May-10	Transaction in Own Shares
01-Jun-10	Total Voting Rights
01-Jun-10	Director/PDMR Shareholding
10-Jun-10	Transaction in Own Shares
17-Jun-10	Transaction in Own Shares
21-Jun-10	Trading Statement Notification
24-Jun-10	Transaction in Own Shares
30-Jun-10	Transaction in Own Shares
30-Jun-10	Total Voting Rights
07-Jul-10	Interim Trading Statement
07-Jul-10	Development Strategy Update
08-Jul-10	Transaction in Own Shares
08-Jul-10	Holding(s) in Company
15-Jul-10	Transaction in Own Shares
21-Jul-10	Holding(s) in Company
22-Jul-10	Transaction in Own Shares
29-Jul-10	Transaction in Own Shares
30-Jul-10	Total Voting Rights
05-Aug-10	Transaction in Own Shares
12-Aug-10	Transaction in Own Shares
24-Aug-10	2010 Interim Results Announcement
25-Aug-10	Director/PDMR Shareholding
26-Aug-10	Transaction in Own Shares
31-Aug-10	Total Voting Rights
02-Sep-10	Transaction in Own Shares
02-Sep-10	Holding(s) in Company
02-Sep-10	Director/PDMR Shareholding (replacement)
07-Sep-10	2010 Interim Dividend Scrip Alternative
09-Sep-10	Transaction in Own Shares
09-Sep-10	Holding(s) in Company
14-Sep-10	Holding(s) in Company
16-Sep-10	Transaction in Own Shares
16-Sep-10	Holding(s) in Company
17-Sep-10	2010 Interim Dividend Scrip Documents
17-Sep-10	Holding(s) in Company
23-Sep-10	Transaction in Own Shares
30-Sep-10	Total Voting Rights
30-Sep-10	Blocklisting Interim Review
06-Oct-10	Holding(s) in Company
11-Oct-10	Holding(s) in Company
14-Oct-10	Transaction in Own Shares
20-Oct-10	Holding(s) in Company
20-Oct-10	2010 Interim Dividend Scrip Alternative
21-Oct-10	Transaction in Own Shares
22-Oct-10	Holding(s) in Company
26-Oct-10	Interim Management Statement Notification
27-Oct-10	Holding(s) in Company
28-Oct-10	Holding(s) in Company
28-Oct-10	Transaction in Own Shares
29-Oct-10	Total Voting Rights
29-Oct-10	Director/PDMR Shareholding
02-Nov-10	Holding(s) in Company
04-Nov-10	Transaction in Own Shares
09-Nov-10	Acquisition Announcement
09-Nov-10	Interim Management Statement
09-Nov-10	2011 Financial Calendar
09-Nov-10	Holding(s) in Company
11-Nov-10	Divestment Announcement
12-Nov-10	CRH Investor Day 2010
18-Nov-10	Transaction in Own Shares
19-Nov-10	Transaction in Own Shares
22-Nov-10	Divestment Announcement
22-Nov-10	Director/PDMR Shareholding
24-Nov-10	Holding(s) in Company
24-Nov-10	Director/PDMR Shareholding
25-Nov-10	Transaction in Own Shares
26-Nov-10	Transaction in Own Shares
30-Nov-10	Total Voting Rights
01-Dec-10	USD Global Bond and Cash Tender Offer
01-Dec-10	Cash Tender Offers by CRH America, Inc & CRH plc
09-Dec-10	Transaction in Own Shares
13-Dec-10	Holding(s) in Company
14-Dec-10	Consideration for Cash Tender Offers
14-Dec-10	Early Results for the Cash Tender Offers
16-Dec-10	Transaction in Own Shares
16-Dec-10	Holding(s) in Company
23-Dec-10	Transaction in Own Shares
24-Dec-10	Transaction in Own Shares
29-Dec-10	Results of the Cash Tender Offers
29-Dec-10	Holding(s) in Company
30-Dec-10	Transaction in Own Shares
31-Dec-10	Total Voting Rights
05-Jan-11	H2 2010 Development Update
06-Jan-11	Transaction in Own Shares
26-Jan-11	Holding(s) in Company
31-Jan-11	Total Voting Rights
07-Feb-11	Holding(s) in Company
10-Feb-11	Transaction in Own Shares
17-Feb-11	Holding(s) in Company
24-Feb-11	Transaction in Own Shares
28-Feb-11	Total Voting Rights
01-Mar-11	2010 Results Announcement
03-Mar-11	Transaction in Own Shares
03-Mar-11	Director/PDMR Shareholding
04-Mar-11	Transaction in Own Shares
10-Mar-11	Transaction in Own Shares
15-Mar-11	2010 Final Dividend Scrip Alternative
17-Mar-11	Transaction in Own Shares
18-Mar-11	Director/PDMR Shareholding
24-Mar-11	Transaction in Own Shares
31-Mar-11	Transaction in Own Shares
31-Mar-11	Total Voting Rights
31-Mar-11	Blocklisting Interim Review
31-Mar-11	Annual Report & Scrip Dividend
31-Mar-11	Annual Report on Form 20-F
05-Apr-11	Director/PDMR Shareholding
07-Apr-11	Transaction in Own Shares
14-Apr-11	Transaction in Own Shares
20-Apr-11	Interim Management Statement Notification

In addition to the above, the Company made the following filings with the United States Securities and Exchange Commission (the "SEC") via the EDGAR filing system:

•    Registration Statement on Form F-3 on 27th April 2010: Prospectus in relation to the registration of guaranteed debt securities by CRH America, Inc. (fully and unconditionally guaranteed by
      CRH plc);

• Form 6-K on 30th November 2010: revised copies of Interim Results Announcement, released on 24th August 2010, and Interim Management Statement, released on 9th November 2010;
• Form 6-K on 30th November 2010 in relation to press releases by various rating agencies;
• Prospectus Supplement to Prospectus dated 27th April 2010 on 30th November 2010;
• Prospectus Supplement to Prospectus dated 27th April 2010 on 2nd December 2010;
• Form 6-K on 8th December 2010: legal opinions from advisers to CRH America, Inc. and CRH plc;
• Form 6-K on 29th March 2011: updated description of the Company's Ordinary Shares;
• 2010 Annual Report on Form 20-F on 31st March 2011;
• Registration Statement on Form S-8 on 1st April 2011 in relation to the registration of CRH plc share incentive plans; and

•    Post effective Amendment No. 1 to Form S-8 Registration Statement on 1st April 2011 in relation to the withdrawal and removal from registration of the unsold securities under an expired share option plan.

(ii) Companies Registration Office Filings

29-Apr-2010	H5A - Re-issue of Treasury Shares
10-May-2010	B10 - Change in Directors/Secretary
12-May-2010	Amended Memorandum and Articles of Association
12-May-2010	G1 - Special Resolution
12-May-2010	B5 - Return of Allotments
18-Jun-2010	B6 - Particulars of a Contract Relating to Shares
21-May-2010	H5A - Re-issue of Treasury Shares
27-May-2010	B10 - Change in Directors/Secetary
18-Jun-2010	B1 - Annual Return
18-Jun-2010	Financial Statements for the year ended 31/12/2010
25-Jun-2010	H5A - Re-issue of Treasury Shares
20-Jul-10	H5A - Re-issue of Treasury Shares
16-Aug-10	H5A - Re-issue of Treasury Shares
20-Sep-10	H5A - Re-issue of Treasury Shares
18-Oct-10	H5A - Re-issue of Treasury Shares
15-Nov-10	H5A - Re-issue of Treasury Shares
23-Nov-10	B5 - Return of Allotments
23-Nov-10	B6 - Particulars of a Contract Relating to Shares
13-Dec-10	H5A - Re-issue of Treasury Shares
12-Jan-11	H5A - Re-issue of Treasury Shares
7-Mar-11	H5A - Re-issue of Treasury Shares
5-Apr-11	H5A - Re-issue of Treasury Shares

Availability of the full text of the Announcements/Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange, the London Stock Exchange and the SEC (www.ise.ie, www.londonstockexchange.com and.www.sec.gov respectively). Copies of any filings made with the Companies Registration Office are available from the Companies Registration Office (www.cro.ie).

Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

20th April 2011

Contact:

N. Colgan
Company Secretary, CRH plc
Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  20 April, 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director